
March 13, 2015

<u>Via E-Mail</u>
Ronald O. Mueller
Gibson Dunn & Crutcher LLP
1050 Connecticut Avenue NW
Washington, DC 20036

  Re: **Wynn Resorts, Limited**
    PREC14A filed March 10, 2015
    PRE 14A filed February 27, 2015
    File No. 0-50028

Dear Mr. Mueller:

  We have reviewed the filing listed above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Note that all defined terms used here have the same meaning as in the proxy statement listed above.

<u>Preliminary Proxy Statement filed March 10, 2015</u>

<u>General</u>

1. If you plan to solicit proxies via Internet chat rooms, indicate which Web sites you plan to utilize in your response letter.

2. Throughout the proxy statement, please revise to avoid presenting opinions or beliefs as facts. As an example only, refer to the following statement on page 18: "Our executive compensation programs have been effective at incentivizing strong results by appropriately aligning pay and performance." Please revise generally throughout the proxy statement and in future soliciting materials.

3. Please provide support for the factual assertions you make throughout the proxy statement. As an example only, we refer to the statements about the Company's

performance on page 17. Support may be provided supplementally through cites to periodic reports or other materials supporting your assertions or through references in the revised proxy statement.

4. Revise the proxy statement and form of proxy to mark both as "preliminary." See Rule 14a-6(e)(1).

Proposal 1: Election of Directors, page 5

5. We note your reference to "multiple meetings with Ms. Wynn" leading up the decision not to renominate her as a candidate for director. Revise to provide an expanded background discussion of the prior contacts between the Company and Ms. Wynn leading up to the Company's decision to that effect.

6. Explain why the size of the Board is being reduced (rather than nominating an additional candidate for Class 1 director at this time).

7. Refer to page 5 of the proxy statement. Describe the "actual and potential conflicts of interest" that you believe would be presented if Ms. Wynn continues as a director. In this regard, did Ms. Wynn's cross claim exist at the time she was nominated for director in 2012? If so, why does it preclude her as a director candidate now?

8. Explain the Committee's view that Ms. Wynn is "not meaningfully contributing to the Board's discussion and work." How long has this been occurring in the Committee's view? What facts support this opinion, in the Committee's view?

9. In the same paragraph, expand to explain "the atmosphere" of the Board that you believe results from Ms. Wynn's claim and how specifically (in your view) it limits her ability to participate effectively on the Board.

10. We note the disclosure later in the proxy statement that like Ms. Wynn, Mr. Wynn is also not considered independent under NASDAQ listing standards. Given this fact, as well as the fact that Ms. Wynn was presumably not independent when previously nominated by the Company, explain why her lack of independence now disqualifies her to be a director candidate.

11. We note the assertion at the bottom of page 6 that if Elaine Wynn prevails in her cross claim, it could "increase the likelihood that a change in control may occur under the Wynn Las Vegas debt documents." Expand to discuss why this is uncertain and what could cause this not to occur. In addition, explain whether there are measures that can be taken by the Company or Ms. Wynn to avoid a default under the debt instruments even if a change in control occurs.

Proposal 3: Approval of Articles Amendment, page 39

12. Expand to discuss the possible impact on the Company of being exempted from the provisions of NRS 78.191. Provide examples of what can occur if the Board is not subject to the restrictions in that provision of Nevada law.

13. Explain the timing of the Board's adoption of the Articles Amendment. Why did the Board choose to exempt itself from the provisions of NRS 78.191 at this time?

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3263 with any questions you may have about these comments or your filing generally.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions